OXFORD HOUNDS
2022 Report

Dear investors,

The response to the Oxford Hounds range of products has been spectacular from not only consumers but major retailers around the world. We know our product resonates with the customer and has further bolstered our position that our product development, sales & marketing strategy is well aligned to realize our corporate goals.

We need your help!

We would love for all of our investors to share our social media campaigns and chat up the brand to further community engagement.

Sincerely,

Joseph Hipple
Director

James Tulin II
President/COO

James Tulin
Founder & CEO

Our Mission

Our goal is to be considered the Platinum Standard for all men's luxury brands with a loyal customer base that extolls our virtues of superior and creative products that always exceed expectations in concert with exceptional customer care. We expect to reach $60M in revenue by year 5 with additional product classification expansion planned in years 3 and 5 that will further launch our revenue stream to $100M by the 6th year of operations. These projections cannot be guaranteed.

See our full profile



How did we do this year?

Report Card

A-



The Good



The Bad

Product development completed and product well received by consumers, retailers & social media response

No increases in any prices rom suppliers post pandemic

Further bolstering of our advisory board with experts in specific fields of expertise

Supply chain effected for some time during Pandemic and aftermath of Covid

Analytic tracking/ targeting became more difficult to acquire accurate metric due the apple's 14.5 update

Slower than anticipated production cycle due to post Covid onslaught of orders placed with our suppliers that effected timeliness of product delivery

2022 At a Glance

January 1 to December 31



$0
Revenue



-$175,307 [29X]
Net Loss


IOU!

$0
Short Term Debt



$6,729
Raised in 2022



$17,500
Cash on Hand
As of 12/15/22

INCOME | BALANCE | NARRATIVE


Revenues
Profit
$0
$-175,307
2021

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -119%** **Earnings per Share: -$21,913.38** **Revenue per Employee: $0** **Cash to Assets: 98%** **Revenue to Receivables: ~** **Debt Ratio: 5%**

21.12.31_FINAL_FS_Oxford.pdf

Oxford_Hounds_Financials_and_CPA_Review_Report_12.31.20.pdf

We ❤ Our 99 Investors

Thank You For Believing In Us

David Macario
James Cowan
Tony Odish
Michael Gaeta
Erkki Juurus
Michael Nocito
Jerome Anderson
Robert E Wilkof
Jeff Sendbo
Julio Alba
Harsh Patel
Andrew Corn
Laura Mosca
Paul Lee
Ron Belmont
Brian Belley
Kevin Brown
Wessam Akrawi
Andrew S. Hirsch
Christopher Tulin
Susan Mendogni
Laraine Derr
Mark Boutchia
Tania Sobchuk
Jackson Stockley
John W Gaines
Farah Chaudhery
Justin Richardson
Jeff Landesman
Frederick Penn Weaver IV
Mike Wilkerson
Jerry Maesky
Greg Gale
Victor Figueroa
Kathryn Figueroa
Michael Mobley
Robin Sidebottom
Michael Keller
Kay J. Stockley
Gary Finney
Laraine Derr
Mituin Varma
Ron Belmont
Craig J. Vom Lehn
Greg Gale
Chris Craig
Wilson Burwell
Gary Finney
Suleman Chaudhary
Joel Lee
Allan Bashah
Virginia Delaney
David LaRock
Diego Luna
Suleman Chaudhary
Stephanie Moore
Michael Keller
John Reese
Ray Fisher
Larry Parker
Greg Gale
Meryl Tulin
Richard Whitman
Shelly R Lee
Kevin Kauffman
Michele Laging
Christopher M Caul
Carl Cox
Michael J. Hoyt
Paul Bazzone
Kelly Loisel
Faisal Mohammed A AJAJI
Corwin Brown
Sharon Delaney Mcelhaney
Andrew S. Hirsch
Habib Hussain
Brent Sullivan
Lindsey Koczenosz
Dennis C Rice
Christopher Martin
Michael N Engelking
Ilelabayo Olusegun OGUN...
Becky Muller
Tania Sobchuk
Matthew E Grable
William Landis
James Tulin
Corwin Brown
Erkki Juurus
Caitlyn Mendogni
Jacob Kagele
Daren Freeman
Nick Nocella
Jackson Stockley
Alice Feldman
Tyrone Evans
Michael Keller
Nick Nocella
Alice Feldman

Thank You!

From the Oxford Hounds Team





James Tulin
Founder & CEO





Jim Tulin
COO & President

20 years of management experience in corporate finance and operations with a deep knowledge base in social media marketing.





Anthony Lucia
Director of Global Sales

25 years of C suite experience in the men's luxury space having served as former CEO/President of Hugo Boss/The Americas. Significant expertise in sales driven initiatives with a keen understanding of the retail and competitive landscape.





Joe Hipple
Financial Advisor

CEO & Founder of FEA /Strategies Group. Financial strategist and expert in providing guidance to start-ups





Laura Mosca
Director of Apparel Operations

25 years of design and operations experience in the luxury fashion apparel space. A senior operations expert with acute proficiency in textiles to drive improvements across people, processes and systems to illicit significant capital efficiencies.





Lindsey Koczenasz
Apparel and Accessories Design Consultant

20 years of experience in the fashion industry in design/development, tech design, production, retail planning, 3PL and importing logistics, and e-commerce development.





Sully Chaudhary
Digital Marketing Advisor

Digital marketing strategist for both startups and established firms and content creation expert with over 14 years of experience.





Paul Kellam
Advanced Technology Solutions Advisor

Expert in the application of advanced technology to serve business goals, with extensive experience in corporations, consulting and startups.





Allan Bashah
Technology Advisor

19 years of experience in IT infrastructure building for start-up companies.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
James Tulin II	President & COO @ Oxford Hounds Inc.	2020
Greg Gale	VP/Branch Manager @ Nova Home Loans	2021
James Tulin	CEO @ Oxford Hounds Inc.	2020
Joseph Hipple	Managing Director @ F.E.A. / Strategies Group LLC	2020

Officers

OFFICER	TITLE	JOINED
James Tulin II	COO	2020
James Tulin	CEO	2020
Alexander Tulin	CMO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
James Tulin	3,380,000 Common	37.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2021	$297,401		4(a)(6)
12/2021	$6,729		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
James Tulin	12/31/2021	$6,729	$6,729	0.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	15,000,000	8,100,000	Yes
Preferred	3,000,000	0	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	900,000

Risks

Rapid sales growth may have an impact on our suppliers ability to keep pace with order flow. Projections are given to all suppliers based on a calculated timeline in order to anticipate the need for additional materials and finished goods. If sales dramatically surpass projections, it may temporarily affect the firms ability to ship as expeditiously as

planned.

Alexander Tulin is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case. He is expected to go full time upon funding.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our plan is to outsource the order fulfillment process. As the company expands, we plan to internalize the receipt and shipment of all products in a company owned facility. A seamless transition is expected, but there may be minor interruptions during this transition period.

The process of carefully selecting additional team members as the company expands and grows is a highly selective process. Future growth strategies may be impacted by the process.

Government intervention on social media advertising protocols may impact companies that use social media as a means of engaging their customers.

If additional capital is required and not readily available, it may cause the firm to delay its forward plans to expand its product classifications.

Unexpected and unforeseen worldwide economic events and circumstances may arise. The potential impact can possibly lead to increased prices from suppliers that could temporarily impact margins.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[⊙];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Oxford Hounds Inc.

- Wyoming Corporation
- Organized January 2020
- 3 employees

30 N. Gould Street, STE 9222

Sheridan WY 82801

http://www.oxfordhounds.com

Business Description

Refer to the Oxford Hounds profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Oxford Hounds has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filing the 2022 annual report late.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.